SECURI 18000654

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68814

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** (MM/DD/YY) AND ENDING **12/31/17** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Incapital Distributors LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Wacker Drive, Suite 3700
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Belka **312-379-3700**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1 N. Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 23 2018
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Incapital Distributors LLC

(SEC I.D. No. 8-68814)

Statement of Financial Condition as of December 31, 2017 and Report of Independent Registered Public Accounting Firm

OATH OR AFFIRMATION

I, Tom Belka, affirm that, to the best of my knowledge and belief, the statement of financial condition pertaining to Incapital Distributors LLC (the "Company"), as of December 31, 2017, are true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — Date: 2/28/18

Title: Chief Financial Officer

Notary Public — Date: 2/28/18

OFFICIAL SEAL
PATRICIA E ALLEN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/19/22

INCAPITAL DISTRIBUTORS LLC

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member:

Opinion on the Financial Statement – Statement of financial condition

We have audited the accompanying statement of financial condition of Incapital Distributors LLC (the "Company") as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of matter

As discussed in Note 2 to the financial statements, the Reliance Standard Life Insurance Company contract representing 84% of the Company's fiscal year 2017 revenues was terminated in February 2018. Management's evaluation of the events and conditions and management's plans to mitigate these matters are described in Note 2.

PricewaterhouseCoopers LLP

February 28, 2018

We have served as the Company's auditor since 2011.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

INCAPITAL DISTRIBUTORS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS

ASSETS:		
Cash	$	442,529
Accounts receivable		4,335
Other assets		43,246
Receivable from affiliate		11,989
Total assets		502,099

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Payable to parent	$	22,148
Other liabilities		3,914
Total liabilities		26,062
MEMBER'S EQUITY		476,037
Total liabilities and member's equity	$	502,099

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Incapital Distributors LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a broker-dealer that engages primarily in the distribution of annuities.

The Company is a wholly owned subsidiary of Incapital Holdings LLC (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In February, 2018, the Company notified RSLIC of its intention to terminate its contract. This will result in a significant decrease in revenues to be earned by the Company and therefore raises substantial doubt regarding the Company's ability to continue as a going concern and meet its financial obligations as they become due and payable. During February 2018, management executed a letter of support with the Parent, whereby the Parent will provide financial support to the Company to meet its regulatory and operational obligations through to April 22, 2019.

Income Taxes — The Company is treated as a disregarded entity for U.S. tax purposes. Therefore, no provision for income taxes is included in the Company's financial statements. ASC No. 740, *Income Taxes*, requires the Company to determine whether a tax position has a greater than fifty percent likelihood of being realized upon settlement with the applicable taxing authority, which could result in the Company recording a tax liability. The Company does not have any significant uncertain tax positions as of December 31, 2017 and is not aware of any tax positions that will significantly change during the next twelve months. The tax information for the year ending December 31, 2014 remains open to examination by federal authorities under the statute of limitations. The years open to examination by state and other local government authorities vary by jurisdiction, but the statute of limitations is generally three to four years from the date the tax return is filed.

Other assets and liabilities — The other assets line item consists of prepaid expenses. Prepaid expenses are a category of assets that are typically used up or expire within the normal operating cycle of an entity. The term derives from the fact that they are paid in advance of their use or consumption. Other liabilities are accrued when they are reasonably estimated.

Cash — Cash includes cash on hand. At December 31, 2017, the Company had cash accounts which exceeded federally insured limits, and are therefore not subject to FDIC insurance.

3. MANAGEMENT FEES

The Company has entered into a management agreement (the "Agreement") with the Parent, whereby the Parent provides the Company with administrative services and office facilities in exchange for a management fee determined in accordance with the terms of the Agreement. As of December 31, 2017, $22,148 was unpaid at year-end and is included in payable to Parent on the Statement of Financial Condition.

The Company has entered into a management agreement (the "Affiliate Agreement") with an affiliate, whereby the affiliate is a wholly owned subsidiary of the Parent. The affiliate provides the Company with administrative and management services in exchange for a management fee determined in accordance with the terms of the

Affiliate Agreement. As of December 31, 2017, the Company has a receivable from affiliate of $11,989 for a reimbursement of an overpayment of these fees.

4. REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 and as of December 31, 2017 was required to maintain "minimum net capital" equivalent to the greater of $100,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined.

At December 31, 2017, the Company had net capital, as defined, of $416,467, which was $316,467 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.0626 to 1.

As an introducing broker-dealer, the Company does not take possession or control of cash or securities for customers, and therefore, claims exemption from the possession or control and reserve requirements based on Rule 15c3-3(k)(2)(i) under the Securities Exchange Act of 1934.

5. EMPLOYEE COMPENSATION AND BENEFITS

In April 2009, the Parent adopted the Incapital Holdings LLC Equity Incentive Plan ("the Plan"). The Plan provides the grant of equity-based awards in the form of restricted share units, options, or bonus shares of the Parent (collectively, "the Awards") to employees of the Company. The total number of shares authorized under the Plan is 1,250,000. The Plan is administered by the Parent's Compensation Committee (the "Committee"). The Committee has the authority and discretion to determine the extent and terms (including vesting) of the Awards granted, as well as those eligible to receive the Awards. The Plan is classified as an equity-based plan. All shares awarded under this plan have a two-year cliff vesting period.

In January 2017, the Parent adopted the Incapital Holdings LLC Equity Tracking incentive Plan (the "Tracking Plan"). The Tracking Plan provides the grant of Equity Tracking Units ("the ETU Awards") of the Parent to employees of the Company. The Tracking Plan is administered by the Equity Tracking Incentive Plan Review Committee (the "ETI Committee") appointed by the board of the Parent but, with oversight from the Parent's Compensation Committee. The ETI Committee has the authority and discretion to determine the extent and terms (including vesting) of the ETU Awards granted, as well as those eligible to receive the ETU Awards. The Tracking Plan is classified as a liability-based plan. The ETU Awards during the year ended December 31, 2017 vest equally on each of the second, third and fourth anniversaries of the designated grant date.

6. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is involved in legal, regulatory and arbitration proceedings, including class actions, primarily concerning matters arising in connection with the conduct of its broker dealer activities. These include proceedings specific to the Company, as well as proceedings generally applicable to business practices in the industries in which it operates. Uncertain economic conditions, heightened and sustained volatility in the financial markets, and significant financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through date of issuance of the financial statements. The Company and Reliance Standard Life Insurance Company have terminated their relationship in February 2018. Refer to Note 2.

* * * * * *